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                             January 25, 2023

       Charles Giancarlo
       Chief Executive Officer
       Pure Storage, Inc.
       650 Castro Street, Suite 400
       Mountain View, California 94041

                                                        Re: Pure Storage, Inc.
                                                            Form 10-K for
Fiscal Year Ended February 6, 2022
                                                            Filed April 7, 2022
                                                            File No. 001-37570

       Dear Charles Giancarlo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended February 6, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       40

   1. You disclose pre-tax earnings from foreign operations of $18.0M, $41.96M and $63.56M in the 2020, 2021 and
2022 fiscal years in Note 15. You also disclose significant pre-tax losses from domestic
operations of $212.67M, $312.12M and $192.06M in the 2020, 2021
                                                        and 2022 fiscal years
in Note 15. You discuss your results on a consolidated basis and state that you have
recorded no U.S. Federal current income tax and provided a full valuation allowance for
U.S. deferred tax assets. However, it is unclear from your
                                                        discussion what
underlying factors are driving these disparate domestic and foreign operating results.
Please discuss and analyze the factors driving your pre-tax earnings from foreign operations
and your pre-tax losses from domestic operations. Also disclose qualitative and
quantitative reasons for any material changes in results or known trends in your domestic and
international operations. Refer to the guidance in Item 303 of
 Charles Giancarlo
Pure Storage, Inc.
January 25, 2023
Page 2
         Regulation S-K and SEC Release No. 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameCharles Giancarlo                       Sincerely,
Comapany NamePure Storage, Inc.
                                                          Division of
Corporation Finance
January 25, 2023 Page 2                                   Office of Energy &
Transportation
FirstName LastName